Item 77I - DWS Multi-Market Income Trust
(the "Fund")

The Fund incorporates by reference its
Registration Statement on Form N-2, filed on
April 5, 2007 (SEC Accession No. 0000950137-
07-005204).

On May 14, 2007, the Fund issued 3,647,934 shares of common stock in connection with a rights offering of the Fund's shares.
Shareholders of record on April 9, 2007 were issued one non-transferable right for each shares owned on that date. The rights entitled the shareholders to purchase one new share of common stock for every three rights held. These shares were issued at a subscription price of $10.31. Net proceeds to the Fund were $37,360,200 after deducting the rights offering costs of $250,000. The net asset value per share of the Fund's common shareholders was reduced by approximately $0.01 per share as a result of the share issuance.



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